Exhibit (a)(1)(G)

DRAFT E-MAIL FROM PEDRO (PETE) P. RODRIGUEZ TO ALL COMPANY EMPLOYEES

The Company today commenced a stock option exchange offer, affording eligible employees an opportunity to exchange certain outstanding options for restricted stock units. While this announcement pertains only to employees eligible to participate, we want all employees to be aware of the exchange offer.

Eligible employees holding outstanding options with exercise prices equal to or greater than $11.00 per share and with an expiration date after March 31, 2009 may voluntarily elect to receive restricted stock unit awards that cover a lesser number of shares of the Company’s common stock in exchange for these options. The follow up material that eligible employees are receiving contains details about the exchange offer, including a table of exchange rates and a description of vesting. The Company believes that this exchange offer will provide us with an opportunity to restore to eligible employees a meaningful opportunity to participate economically in the Company’s future growth and success.

If you are an eligible employee, please make sure to review carefully the exchange offer documents you receive and to consult your own legal, investment and/or tax advisors before you make a decision on whether to participate in the exchange offer. The current expiration time of the exchange offer is 5:00 p.m., U.S. Pacific Time, on November 21, 2008, unless the Company extends the exchange offer.